SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                  (As Amended and Restated by Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                 NGC CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   629121 10 4
                                 (CUSIP Number)

                                   C.L. Watson
                                 NGC Corporation
                             13430 Northwest Freeway
                                   Suite 1200
                              Houston, Texas 77040
                                 (713) 507-6400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 31, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

             THIS REPORT CONSISTS OF 26 SEQUENTIALLY NUMBERED PAGES.

                    THE EXHIBIT INDEX IS LOCATED ON PAGE 24.

                              CUSIP NO. 629121 10 4

1.      Names of Reporting Persons.  S.S. or I.R.S.          C.L. Watson
        Identification Nos. of Above Persons

2.      Check the Appropriate Box if                         (a)
        a Member of a Group (See Instructions)(1)            (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions)                   OO (See Item 3)

5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization                 United States

Number of Shares          7.   Sole Voting Power             See Item 5
   Beneficially
   Owned by Each          8.   Shared Voting Power           See Item 5
   Reporting
   Person With            9.   Sole Dispositive Power        See Item 5

                          10.  Shared Dispositive Power      See Item 5

11.     Aggregate Amount Beneficially                        7,393,855
        Owned by Each Reporting Person                       (See Item 5)

12.     Check if the Aggregate Amount                            x
        in Row (11) Excludes Certain                         (See Item 5)
        Shares (See Instructions)

13.     Percent of Class Represented                         4.9%
        by Amount in Row (11)                                (See Item 5)

14.     Type of Reporting Person (See Instructions)          IN

(1)       The reporting person expressly disclaims the existence of any group.

                                       2

1.      Names of Reporting Persons.  S.S. or I.R.S.          C.L. Watson,
        Identification Nos. of Above Persons                 Trustee fbo Charles
                                                             L. Watson Grantor
                                                             Retained Annuity
                                                             Trust

2.      Check the Appropriate Box if                         (a)
        a Member of a Group (See Instructions)(1)            (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions)                   OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization                 See Item 2

   Number of Shares       7.   Sole Voting Power             See Item 5
   Beneficially
   Owned by Each          8.   Shared Voting Power           See Item 5
   Reporting
   Person With            9.   Sole Dispositive Power        See Item 5

                          10.  Shared Dispositive Power      See Item 5

11.     Aggregate Amount Beneficially                        7,393,855
        Owned by Each Reporting Person                       (See Item 5)

12.     Check if the Aggregate Amount                            x
        in Row (11) Excludes Certain                         (See Item 5)
        Shares (See Instructions)

13.     Percent of Class Represented                         4.9%
        by Amount in Row (11)                                (See Item 5)

14.     Type of Reporting Person (See Instructions)          OO (See Item 2)

(1)       The reporting person expressly disclaims the existence of any group.

                                        3

                              CUSIP NO. 629121 10 4

1.      Names of Reporting Persons. S.S. or I.R.S.           C.L. Watson,
        Identification Nos. of Above Persons                 Trustee fbo Kim R.
                                                             Watson Grantor
                                                             Retained Annuity
                                                             Trust

2.      Check the Appropriate Box if                         (a)
        a Member of a Group (See Instructions)(1)            (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions)                   OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization                 See Item 2

Number of Shares          7.   Sole Voting Power             See Item 5
   Beneficially
   Owned by Each          8.   Shared Voting Power           See Item 5
   Reporting
   Person With            9.   Sole Dispositive Power        See Item 5

                          10.  Shared Dispositive Power      See Item 5

11.     Aggregate Amount Beneficially                        7,393,855
        Owned by Each Reporting Person                       (See Item 5)

12.     Check if the Aggregate Amount                            x
        in Row (11) Excludes Certain                         (See Item 5)
        Shares (See Instructions)

13.     Percent of Class Represented                         4.9%
        by Amount in Row (11)                                (See Item 5)

14.     Type of Reporting Person (See Instructions)          OO (See Item 2)

(1)       The reporting person expressly disclaims the existence of any group.


                                       4

                              CUSIP NO. 629121 10 4

1.      Names of Reporting Persons.  S.S. or I.R.S.          C.L. Watson,
        Identification Nos. of Above Persons                 Trustee fbo Keri M.
                                                             Watson Trust

2.      Check the Appropriate Box if                         (a)
        a Member of a Group (See Instructions)(1)            (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions)                   OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization                 See Item 2

Number of Shares          7.   Sole Voting Power             See Item 5
   Beneficially
   Owned by Each          8.   Shared Voting Power           See Item 5
   Reporting
   Person With            9.   Sole Dispositive Power        See Item 5

                          10.  Shared Dispositive Power      See Item 5

11.     Aggregate Amount Beneficially                        7,393,855
        Owned by Each Reporting Person                       (See Item 5)

12.     Check if the Aggregate Amount                            x
        in Row (11) Excludes Certain                         (See Item 5)
        Shares (See Instructions)

13.     Percent of Class Represented                         4.9%
        by Amount in Row (11)                                (See Item 5)

14.     Type of Reporting Person (See Instructions)          OO (See Item 2)

(1)       The reporting person expressly disclaims the existence of any group.

                                       5

                              CUSIP NO. 629121 10 4

1.      Names of Reporting Persons.  S.S. or I.R.S.          C.L. Watson,
        Identification Nos. of Above Persons                 Trustee fbo Brian
                                                             J. Watson Trust

2.      Check the Appropriate Box if                         (a)
        a Member of a Group (See Instructions)(1)            (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions)                   OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization                 See Item 2

Number of Shares          7.   Sole Voting Power             See Item 5
   Beneficially
   Owned by Each          8.   Shared Voting Power           See Item 5
   Reporting
   Person With            9.   Sole Dispositive Power        See Item 5

                          10.  Shared Dispositive Power      See Item 5

11.     Aggregate Amount Beneficially                        7,393,855
        Owned by Each Reporting Person                       (See Item 5)

12.     Check if the Aggregate Amount                            x
        in Row (11) Excludes Certain                         (See Item 5)
        Shares (See Instructions)

13.     Percent of Class Represented                         4.9%
        by Amount in Row (11)                                (See Item 5)

14.     Type of Reporting Person (See Instructions)          OO (See Item 2)

(1)       The reporting person expressly disclaims the existence of any group.

                                       6

                              CUSIP NO. 629121 10 4

1.      Names of Reporting Persons.  S.S. or I.R.S.          C.L. Watson,
        Identification Nos. of Above Persons                 Trustee fbo Carly
                                                             R. Watson Trust

2.      Check the Appropriate Box if                         (a)
        a Member of a Group (See Instructions)(1)            (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions)                   OO (See Item 3)

5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization                 See Item 2

Number of Shares          7.   Sole Voting Power             See Item 5
   Beneficially
   Owned by Each          8.   Shared Voting Power           See Item 5
   Reporting
   Person With            9.   Sole Dispositive Power        See Item 5

                          10.  Shared Dispositive Power      See Item 5

11.     Aggregate Amount Beneficially                        7,393,855
        Owned by Each Reporting Person                       (See Item 5)

12.     Check if the Aggregate Amount                            x
        in Row (11) Excludes Certain                         (See Item 5)
        Shares (See Instructions)

13.     Percent of Class Represented                         4.9%
        by Amount in Row (11)                                (See Item 5)

14.     Type of Reporting Person (See Instructions)          OO (See Item 2)

(1)       The reporting person expressly disclaims the existence of any group.

                                       7

                              CUSIP NO. 629121 10 4

        ALL REFERENCES HEREIN TO TRIDENT REFER TO NGC CORPORATION (FORMERLY TRIDENT NGL HOLDING, INC.) PRIOR TO THE CONSUMMATION OF THE COMBINATION (HEREINAFTER DEFINED). ALL REFERENCES TO THE ISSUER CONTAINED HEREIN REFER TO NGC CORPORATION, AS THE SURVIVING CORPORATION IN THE COMBINATION, AND ITS PREDECESSOR, TRIDENT NGL HOLDING, INC. WITH RESPECT TO EACH CONTRACT, AGREEMENT OR OTHER DOCUMENT REFERRED TO HEREIN AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS AN EXHIBIT TO THIS REPORT, REFERENCE IS MADE TO THE EXHIBIT FOR A MORE COMPLETE DESCRIPTION OF THE MATTER INVOLVED, AND EACH SUCH STATEMENT SHALL BE DEEMED QUALIFIED IN ITS ENTIRETY BY SUCH REFERENCE.

Item 1.  SECURITY AND ISSUER.

        This statement relates to the common stock, par value $0.01 per share (the "COMMON STOCK"), of NGC Corporation, a Delaware corporation (the "ISSUER"). The principal executive offices of the Issuer are located at 13430 Northwest Freeway, Houston, Texas 77040.

Item 2.  IDENTITY AND BACKGROUND.

        (a) This statement is filed by Mr. C.L. Watson, in his individual capacity and in his capacity as trustee (in such capacity, the "TRUSTEE") of the Charles L. Watson Grantor Retained Annuity Trust, Kim R. Watson Grantor Retained Annuity Trust, Keri M. Watson Trust, Brian J. Watson Trust and Carly R. Watson Trust (collectively, the "TRUSTS"). Mr. Watson, in both his individual capacity and in his capacity as the Trustee, may hereinafter be referred to as the Reporting Person. Ms. Kim R. Watson, beneficiary of the Kim R. Watson Grantor Retained Annuity Trust, is the wife of C.L. Watson and Ms. Keri M. Watson, beneficiary of the Keri M. Watson Trust, Mr. Brian J. Watson, beneficiary of the Brian J. Watson Trust, and Ms. Carly R. Watson, beneficiary of the Carly R. Watson Trust, are the minor children of C.L. Watson (collectively, the "BENEFICIARIES").

        (b) The Reporting Person has his principal business office at 13430 Northwest Freeway, Suite 1200, Houston, Texas 77040.

        (c) The Reporting Person serves as the Chairman of the Board, Chief Executive Officer, President and a Director of the Issuer. The Issuer is a leading independent gatherer, processor, transporter and marketer of energy products and services in the United States. The Issuer also has operations in Canada, through a joint venture with an indirect subsidiary of NOVA Corporation, and the United Kingdom, through a joint venture with British Gas plc. NOVA Corporation and British Gas plc each indirectly own approximately 25.8% of the outstanding Common Stock of the Issuer, as of August 31, 1996, the Effective Date of the Chevron Combination described in Item 4 of this Schedule 13D. The address of the principal executive offices of the Issuer is set forth in Item 1 above.

                                       8

        (d) Neither the Reporting Person, nor any of the Beneficiaries, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither the Reporting Person, nor any of the Beneficiaries, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person and each of the Beneficiaries is a United States citizen and each of the Trusts was established under the laws of the State of Texas and the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        THE COMBINATION AGREEMENT AND THE COMBINATION. The Reporting Person acquired the shares of Common Stock and Contingent Shares (hereinafter defined) owned by him, in his individual capacity and in his capacity as the Trustee of the Trusts, as of March 14, 1995 (the "EFFECTIVE TIME") upon the consummation of the transactions (the "COMBINATION") contemplated by that certain Combination Agreement and Plan of Merger, dated as of October 21, 1994, among Trident, Natural Gas Clearinghouse ("CLEARINGHOUSE"), British Gas General Partner Inc. ("BGGP"), British Gas Limited Partner Inc. ("BGLP"), British Gas NGC L.P. ("BGNGC"), NOVA NGC Inc. ("NOVA NGC"), Participating Employee Partners ("PEP"), C.L. Watson, Inc. ("CLW"), Stephen W. Bergstrom, Inc. ("SWB"), Gilbert Burciaga, Inc. ("GB"), A.R. Cipriani, Jr., Inc. ("ARC"), David C. Feldman, Inc. ("DCF"), James T. Hackett, Inc. ("JTH"), H. Keith Kaelber, Inc. ("HKK"), Kenneth E. Randolph, Inc. ("KER"), Donald R. Sinclair, Inc. ("DRS"), and Jacob S. Ulrich, Inc. ("JSU") (CLW, SWB, GB, ARC, DCF, JTH, HKK, KER, DRS and JSU being referred to, collectively, as the "PEP PARTNERS"). The Combination Agreement is attached hereto as Exhibit 1 and is hereby incorporated by reference in its entirety.

        Pursuant to the Combination, each of BGGP, BGLP, NOVA NGC and nine of the ten PEP Partners were merged with and into Trident and the remaining PEP Partner (the "CONVEYING PARTNER") conveyed its partnership interest in PEP to Trident. BGNGC and PEP were dissolved by operation of law upon the merger of their respective partners into Trident. Trident, as the surviving corporation in the Combination, became the owner of all of the outstanding equity interests in Clearinghouse and changed its name to NGC Corporation. It is the Issuer of the Common Stock.

        THE OFFER. In connection with the Combination, Trident purchased 14,200,000 shares of its voting common stock and nonvoting common stock, $.01 par value per share (collectively, the "TRIDENT COMMON STOCK") for $11.75 per share, net to the seller in cash, pursuant to the terms of an Offer to Purchase dated February 13, 1995 and related Letter of Transmittal (collectively, the "OFFER"). The Offer was made pursuant to the terms of the

                                       9

Combination Agreement and terminated at 11:00 a.m., Houston, Texas time, on March 14, 1995.

        An aggregate of $166,850,000 in cash was required to pay for the 14,200,000 shares of Trident Common Stock purchased in connection with the Offer. The consideration payable in respect of the shares accepted for payment in the Offer was funded by BG Holdings, Inc. ("BGH"), an indirect subsidiary of British Gas plc, NOVA Gas Services (U.S.) Inc. ("NOVA"), an indirect subsidiary of NOVA Corporation, and Clearinghouse. BGH contributed an aggregate of $67.5 million to the capital of BGGP and BGLP (both of which were merged into Trident pursuant to the Combination) and NOVA Corporation contributed $67.5 million to the capital of NOVA NGC (which was also merged into Trident pursuant to the Combination). Each such capital contribution was made immediately prior to the closing of the Combination. The remaining $31,850,000 necessary to fund the purchase of shares of Trident Common Stock in the Offer was furnished by Clearinghouse from cash on hand and from borrowings under a $160 million credit facility. The borrowings under this credit facility have since been refinanced under a $650 million credit facility (the "NEW CREDIT FACILITY") between the Issuer and The First National Bank of Chicago ("FIRST CHICAGO") as agent, The Chase Manhattan Bank National Association and NationsBank of Texas, N.A., as co-agents, and certain other lenders named therein.

        ISSUANCE OF COMMON STOCK IN CONNECTION WITH THE COMBINATION. As a result of the closing of the Combination and the termination of the Offer, the stockholders of BGGP, BGLP, NOVA NGC and the nine PEP Partners which were merged with and into Trident and the Conveying Partner (such stockholders, which include C.L. Watson and the Trusts, and the Conveying Partner being referred to, collectively, as the "CLEARINGHOUSE OWNERS") acquired 82% of the outstanding shares of Common Stock (giving effect to the issuance, but not the allocation, of the Contingent Shares (as defined below)), and (iii) the stockholders of Trident prior to the consummation of the Combination retained shares of stock representing approximately 13% of the outstanding Common Stock (giving effect to the issuance, but not the allocation, of the Contingent Shares). In addition, 5,461,538 shares of Common Stock (the "CONTINGENT SHARES") (representing approximately 5% of the outstanding shares of Common Stock after giving effect to the issuance of such shares) were allocated between the former stockholders of Trident and the Clearinghouse Owners based on the performance of the Common Stock as measured by market price and were to be issued at a future date.

        C.L. Watson and the Trusts, as the stockholders of CLW, received at the Effective Time an aggregate of 7,038,326 shares of Common Stock and the right to receive in the aggregate up to a maximum of 429,169 Contingent Shares in exchange for their indirect general partnership interest in Clearinghouse. On February 29, 1996, the allocation period under the Combination Agreement expired and, as a result, C. L. Watson and the Trusts automatically were allocated an aggregate of 355,529 Contingent Shares of Common Stock. See Item 5(a) below for the number of shares of Common Stock that C.L. Watson and the Trusts received in connection with the Combination, the maximum number of Contingent Shares to which C.L. Watson and the Trusts were eligible to acquire in the future and the

                                       10

actual number of Contingent Shares allocated to C. L. Watson and the Trusts in February 1996.

Item 4. PURPOSE OF TRANSACTION.

        The Reporting Person acquired the shares of Common Stock set forth in
Item 5(a) in connection with the Combination and is holding such shares for investment purposes. In addition, the Reporting Person, in his individual capacity and, in certain circumstances, also in his capacity as the Trustee, is a party to the following agreements, plans or arrangements relating to such shares.

MATTERS ARISING FROM THE TRIDENT TRANSACTION

        CONTINGENT SHARES. As stated above, the Combination Agreement provided for the potential issuance of up to an aggregate of 5,461,538 shares of Common Stock, representing the Contingent Shares, to be allocated during a period of 465 days following the Effective Time among the former owners of Trident, on the one hand, and the Clearinghouse Owners, on the other hand, based upon the market price of the shares of Common Stock during a periodic interval selected by C.L. Watson, acting on behalf of the other Clearinghouse Owners. The selection by C.L. Watson of the applicable price measurement period is defined to be a Determination in the relevant agreements (Exhibit 3.5(A) and Exhibit 3.5(B) to the Combination Agreement are filed herewith as Exhibits 2 and 3, respectively, and are hereby incorporated by reference herein in their entirety). The Reporting Person would be entitled to receive a maximum of 429,169 Contingent Shares of Common Stock if the trading price during the interval selected averages $12.25 or more. In general, the lower the trading price, the fewer Contingent Shares the Reporting Person and the other Clearinghouse Owners would receive. If the trading price during the interval chosen is $8.85 or less, the Reporting Person and other Clearinghouse Owners would receive no additional Contingent Shares of Common Stock. The Contingent Shares not allocated to the Clearinghouse Owners will be allocated to the holders of Trident Common Stock of record on March 1, 1995, pro rata based on the number of shares each such stockholder owned immediately prior to the consummation of the Combination after giving effect to the Offer. On February 29, 1996, the allocation period under the Combination Agreement expired and, as a result, C. L. Watson and the Trusts automatically were allocated an aggregate of 355,529 Contingent Shares of Common Stock. See Item 5(a) of this Schedule 13D for further information.

        LOCKUP AGREEMENT. In connection with the Combination, C.L. Watson and each of the principal stockholders of the other PEP Partners (collectively, the "FORMER PEP Stockholders") entered into a lock-up agreement (the "LOCKUP AGREEMENT") which placed certain restrictions on their ability to buy and sell Common Stock acquired by them and their affiliates (including the Trusts) pursuant to the Combination. The Lockup Agreement is attached hereto as Exhibit 4 and is hereby incorporated by reference herein in its entirety.

                                       11

        In general, the Lockup Agreement prohibits the Former PEP Stockholders (and their affiliates, including the Trusts) from making any acquisitions of shares of Common Stock during the period commencing after the Effective Time until a Determination has been made (a "DETERMINATION DATE") pursuant to the Combination Agreement, subject to certain exceptions. The Determination Date occurred February 29, 1996. From that point through January 1, 1997, the Former PEP Stockholders (and their affiliates, including the Trusts) may not acquire shares which, in the aggregate, exceed one half of one percent of the outstanding shares of Common Stock, subject to certain exceptions (including the exercise of options under the NGC Corporation Employee Equity Option Plan), unless such stockholder(s) makes a tender offer to purchase the same number of shares at the same price, which tender offer shall be open to all holders of Common Stock.

        Until the later of March 14, 1996 or six months after the Determination Date (August 29, 1996), the Former PEP Stockholders and each of their respective affiliates (including the Trusts) may not transfer or otherwise dispose of any of their shares of Common Stock, other than (i) transfers in a private transaction among the Clearinghouse Owners and their respective affiliates, (ii) pursuant to the PEP Put, provided that the transferee referenced in clause (i) or (ii) above shall be bound by the foregoing restriction, or (iii) in a business combination involving the issuance of securities in exchange for Common Stock and in which all holders of Common Stock receive identical treatment. The Reporting Person has no plan or purpose to acquire any shares of Common Stock, although, within the limitations of the Lockup Agreement, it reserves the right to make such acquisitions in the future. As of August 29, 1996, the terms of the Lockup Agreement no longer limit the Reporting Person's ability to sell Common Stock. The Reporting Person reserves the right to make dispositions of Common Stock in the future within the terms of the Representation Letter described in
Item 6 of this Schedule 13D.

        NEW TRIDENT STOCKHOLDERS AGREEMENT AND REGISTRATION RIGHTS. Hicks, Muse, Tate & Furst Incorporated ("HMTF"), NOVA, BGH and certain Trident stockholders who were parties to the amended and restated stockholders agreement of Trident (the "STOCKHOLDERS AGREEMENT") have entered into a Stockholders Agreement dated as of October 21, 1994 (the "NEW TRIDENT STOCKHOLDERS AGREEMENT") which became effective as of the Effective Time. The terms of the New Trident Stockholders Agreement provide that HMTF generally will be entitled to designate one individual to serve on the Issuer's Board of Directors during the two years following the Effective Time (until March 14, 1997). As a party to the Clearinghouse Owners Stockholders Agreement (as defined below), the Reporting Person has agreed to vote its shares of Common Stock in favor of the nominee of HMTF to the Issuer's Board of Directors selected pursuant to the New Trident Stockholders Agreement.

        In addition, the New Trident Stockholders Agreement provides that certain minority stockholders of the Issuer (including HMTF) may participate in any sale of shares of Common Stock by specified major stockholders (including BGH and NOVA) prior to January 1, 1997, subject to certain specified exceptions. The New Trident Stockholders Agreement also specifies certain registration rights under the Securities Act of 1933, as

                                       12

amended (the "SECURITIES ACT") for minority stockholders other than BGH and NOVA. The New Trident Stockholders Agreement is attached hereto as Exhibit 5 and is hereby incorporated herein by reference in its entirety.

        CLEARINGHOUSE OWNERS STOCKHOLDERS AGREEMENT. The Issuer and the Clearinghouse Owners (including the Reporting Person, BGH and NOVA) have entered into a Stockholders Agreement dated as of October 21, 1994 (the "CLEARINGHOUSE OWNERS STOCKHOLDERS AGREEMENT"), effective as of the Effective Time, providing that such stockholders will vote their shares of Common Stock, subject to certain conditions, to elect as the ten directors of the Issuer, three designees of BGH, three designees of NOVA, two officers of the Issuer and two independent directors, one of whom may be designated by HMTF pursuant to the New Trident Stockholders Agreement.

        The Clearinghouse Owners Stockholders Agreement also provides, among other things and subject to various conditions, exceptions, restrictions and limitations, that (i) the Clearinghouse Owners (including the Reporting Person) will not vote their shares of Common Stock in favor of any amendment to the Issuer's Certificate of Incorporation or Bylaws, any merger involving the Issuer or certain other matters unless BGH (as long as it and its affiliates owns at least 10% of the outstanding Common Stock) and NOVA (as long as it and its affiliates own at least 10% of the outstanding Common Stock) are in favor of such action, (ii) the Clearinghouse Owners (including the Reporting Person) will not dispose of shares of Common Stock except as permitted by the Clearinghouse Owners Stockholders Agreement, and (iii) the Clearinghouse Owners (including the Reporting Person) will have the preferential right to purchase a portion, generally equal to their percentage ownership of the outstanding shares of Common Stock, of issuances of capital stock by the Issuer. In addition, if the six month anniversary of the Determination Date occurs prior to the first anniversary of the Effective Time, then the Reporting Person and the other Clearinghouse Owners (other than BGH and NOVA) after such six months anniversary and prior to such first anniversary may elect, subject to certain restrictions, to sell to BGH and NOVA, in equal proportions, up to an aggregate of 4,412,409 shares of Common Stock (the "PEP PUT"), 1,103,802 of which shares may be sold by the Reporting Person. The price for such shares would be determined based on a weighted average market price, but in no event may it be higher than $12.25. The Reporting Person and the other Clearinghouse Owners also may sell, subject to certain restrictions, after the later of one year after the Effective Time, (March 14, 1996) or the sixth month anniversary of the Determination, (August 29, 1996) up to an aggregate of 6,788,268 shares of Common Stock (reduced by the number of shares sold in the PEP Put) in certain public transactions subject to a preferential purchase right in favor of BGH and NOVA (1,655,579 of which shares may be sold by the Reporting Person). The Clearinghouse Owners may also, subject to certain restrictions, transfer shares to family members and certain trusts. The Clearinghouse Owners Stockholders Agreement is attached hereto as
Exhibit 6 and is hereby incorporated herein by reference in its entirety.

        The Clearinghouse Owners Stockholders Agreement terminated August 31, 1996, the Effective Date of the Chevron Transaction described below in this Item 4.

                                       13

         REGISTRATION RIGHTS AGREEMENT. The Issuer and the Clearinghouse Owners (including the Reporting Person) have entered into a registration rights agreement dated October 21, 1994 (the "CLEARINGHOUSE OWNERS REGISTRATION RIGHTS AGREEMENT" and, together with the New Trident Stockholders Agreement and the Clearinghouse Owners Stockholders Agreement, the "ANCILLARY AGREEMENTS"), effective as of the Effective Time, which grants BGH and NOVA certain rights to demand registration of their Common Stock under the Securities Act and grants the other Clearinghouse Owners (including the Reporting Person) the right to have a portion of their Common Stock included in a shelf registration statement required to be filed by the Issuer pursuant to the terms of the Combination Agreement. In addition, in the event that the Issuer undertakes the registration of shares of Common Stock for its own account or for the account of any of its stockholders, the Clearinghouse Owners (including the Reporting Person) have certain rights to have their Common Stock registered in connection therewith. However, the rights of the Clearinghouse Owners under the Clearinghouse Owners Registration Rights Agreement are expressly subordinate to the registration rights of the minority holders under both the Stockholders Agreement and the New Trident Stockholders Agreement. The Clearinghouse Owners Registration Rights Agreement is attached hereto as Exhibit 7 and is hereby incorporated herein by reference in its entirety.

        OTHER PROVISIONS. Although the stockholder voting provisions of the Clearinghouse Owners Stockholders Agreement relate only to the election of directors of the Issuer and certain extraordinary corporate transactions, if the former owners of Clearinghouse (including the Reporting Person) were to vote together as a group, they would have the ability to control the outcome of most matters submitted to a vote of the Issuer's stockholders. The Issuer's Bylaws provide that the Issuer will not take certain actions unless approved by the affirmative vote of at least eight directors. Accordingly, the directors designated by BGH, on the one hand, and NOVA, on the other hand, will have the ability to block any of these specified actions. These actions include (i) any business combination or liquidation involving the Issuer or any of its subsidiaries, (ii) the issuance or purchase by the Issuer or any subsidiary of any Common Stock or other securities, (iii) the sale of substantially all of the assets of the Issuer, (iv) the payment of any dividends or distributions, (v) the amendment of the Issuer's charter or entry into any new line of business, and (vi) any transaction involving the expenditure or commitment by the Issuer of more than $5 million. The Issuer's Bylaws are attached hereto as Exhibit 8 and are hereby incorporated herein by reference in their entirety.

        NGC CORPORATION EMPLOYEE EQUITY OPTION PLAN. In connection with the Combination, the stockholders of Trident approved the NGC Corporation Employee Equity Option Plan (the "Plan"). The Plan is a restatement of the Clearinghouse Employee Equity Option Plan (the "EEP") and supersedes and restates the EEP in its entirety. The Plan provides for the grant of options to purchase shares of Common Stock. Each option under the Plan vests on the fifth anniversary of the date of grant and terminates on the tenth anniversary of the date of grant, subject to certain exceptions. The NGC Corporation Employee Equity Option Plan is attached hereto as Exhibit 9 and is hereby incorporated

                                       14

herein by reference in its entirety. Prior to the Combination, C.L. Watson owned options to acquire equity interests in Clearinghouse under the EEP. In connection with the Combination, these options were converted into options to purchase 1,655,112 shares of Common Stock at an exercise price of $2.13 per share. Pursuant to certain anti-dilution provisions of the Plan, such options were adjusted to options to purchase 1,738,717 shares of Common Stock at an exercise price of $2.03 per share on February 29, 1996 to reflect the allocation of the Contingent Shares. These options will vest on May 19, 1997 and will expire on May 19, 2002. On July 9, 1996, C. L. Watson was granted options to purchase 125,000 shares of Common Stock at an exercise price of $2.03 per share pursuant to the Plan. These options will vest on July 9, 2001 and will expire on July 9, 2006.

        APPOINTMENT OF OFFICERS AND DIRECTORS. In connection with the Combination, all of the members of the Board of Directors of Trident (except Mr. Kenneth Harmonay) resigned, effective as of the closing of the Combination (except in the case of Mr. Thomas Hannan, whose resignation was effective as of March 10, 1995) and nine new directors were appointed to the NGC Corporation Board of Directors, including Mr. Watson. Immediately following the closing of the Combination, the holders of a majority of the outstanding shares of Common Stock removed Mr. Kenneth Harmonay from the Board of Directors and appointed Mr. Daniel Dienstbier to the Board of Directors pursuant to a written consent. In addition, in connection with the Combination, certain executive officers of Trident resigned and were replaced by officers of Clearinghouse. Mr. Watson was appointed as Chairman of the Board, Chief Executive Officer and President of the Issuer.

MATTERS ARISING FROM THE CHEVRON TRANSACTION

        On May 22, 1996, the Issuer, Chevron U.S.A. Inc. ("CHEVRON") and Midstream Combination Corp., a wholly-owned subsidiary of Chevron, entered into a Combination Agreement and Plan of Merger (the "CHEVRON COMBINATION AGREEMENT") providing for a combination of the Issuer with substantially all of Chevron's midstream assets and certain strategic alliances (the "CHEVRON COMBINATION"). Pursuant to the Chevron Combination, the Issuer was merged with and into Midstream Combination Corp., which was renamed "NGC Corporation", as the successor-in-interest to the Issuer. As part of such transaction, Chevron received approximately 25% of the newly issued shares of the Common Stock of the surviving corporation, NGC Corporation. Accordingly, the Reporting Person's ownership dropped to approximately 4.9% of the Common Stock of NGC Corporation.

        A copy of the Chevron Combination Agreement is filed as Exhibit 11 to this Schedule 13D and is incorporated herein by reference in its entirety.

        VOTING AGREEMENT. In connection with the execution of the Chevron Combination Agreement on May 22, 1996, the Reporting Person entered into a Voting Agreement with Chevron (the "VOTING AGREEMENT"), pursuant to which the Reporting Person agreed to vote its shares of Common Stock at any meeting or action by written consent and agreed to execute a proxy in favor of Chevron to vote such shares (i) in favor of the transactions

                                       15

provided for in the Chevron Combination Agreement, (ii) against any proposal (other than pursuant to the Chevron Combination Agreement) for the amendment of the Issuer's Certificate of Incorporation or Bylaws or any merger, consolidation, sale or purchase of assets, reorganization, recapitalization, liquidation or winding up of or by the Issuer or sale of all or substantially all of the stock or assets of a subsidiary of the Issuer, in any case, other than as permitted or contemplated by the Chevron Combination Agreement. The obligation of the Reporting Person under the Voting Agreement terminated on August 31, 1996, the Effective Date of the Chevron Combination.

        A copy of the Voting Agreement is filed as Exhibit 12 to this Schedule 13D and is incorporated herein by reference in its entirety.

        REPRESENTATION LETTER. In connection with the Chevron Combination, C. L. Watson represented to Chevron Corporation, Chevron, Chevron Chemical Company, Chevron Pipe Line Company, Stephen W. Bergstrom, NOVA Gas Services (U.S.) Inc. and BG Holdings, Inc. by letter dated August 31,1996 (the "REPRESENTATION LETTER"), that, as of August 31, 1996, the Effective Date of the Chevron Combination, he had no present plan or intention to sell, exchange or otherwise dispose of 3,012,035 shares of the Common Stock or options to acquire Common Stock of NGC Corporation.

        A copy of the Representation Letter is filed as Exhibit 13 to this
Schedule 13D and is incorporated herein by reference in its entirety.

        Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's Certificate of Incorporation or Bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

                                       16

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) In connection with the Combination, Mr. Watson and the Trusts received the number of shares of Common Stock and Contingent Shares set forth in the table below.

==================== =================== ==================== ================= ==================
                         Number of       Number of            Total Number        Percentage of
                         Shares of       Contingent Shares    of Shares of        Common Stock
       NAME             COMMON STOCK         ALLOCATED1       COMMON STOCK           OWNED2
   C. L. Watson          4,011,842             202,653        4,214,495               2.81%

      Trusts             3,026,484             152,876        3,179,360               2.12%
                          --------             -------        ---------               -----

      Totals             7,038,326             355,529        7,393,855               4.93%
                         =========             =======        =========               =====
==================== =================== ==================== ================= ==================

        In addition to the shares of Common Stock owned by the Reporting Person, prior to the Effective Date of the Chevron Combination, an additional 86,699,845 shares of Common Stock (approximately 78.0% of the shares outstanding at such time) were subject to the Clearinghouse Owners Stockholders Agreement. The Reporting Person disclaimed ownership of any of such shares of Common Stock. The Clearinghouse Owners Stockholders Agreement terminated August 31, 1996, the Effective Date of the Chevron Combination.

        (b) The Reporting Person has the sole power to vote and the sole power to dispose of the shares of Common Stock which he owns of record in his own name, as indicated in the table above. As Trustee of the Trusts, the Reporting Person has the sole power to vote and the sole power to dispose of all shares of Common Stock owned of record by each of the

1 THE ALLOCATION OF THE CONTINGENT SHARES WAS TO OCCUR WITHIN A 465 DAY PERIOD AFTER MARCH 14, 1995 AND WAS TO BE BASED ON THE TRADING PRICE OF THE COMMON STOCK DURING A PERIODIC INTERVAL SELECTED BY C. L. WATSON, ACTING ON BEHALF OF THE CLEARINGHOUSE OWNERS. C. L. WATSON AND THE TRUSTS WERE ENTITLED TO RECEIVE A MAXIMUM OF 244,628 AND 184,581 SHARES, RESPECTIVELY, IF THE TRADING PRICE OF COMMON STOCK DURING THE INTERVAL SELECTED AVERAGED $12.25 OR MORE. IN GENERAL, THE LOWER THE TRADING PRICE, THE FEWER THE CONTINGENT SHARES C. L. WATSON, THE TRUSTS AND THE OTHER FORMER CLEARINGHOUSE OWNERS WOULD RECEIVE. IF THE TRADING PRICE DURING THE INTERVAL CHOSEN WAS $8.85 OR LESS, C. L. WATSON, THE TRUSTS AND THE OTHER FORMER OWNERS OF CLEARINGHOUSE WOULD RECEIVE NO SHARES. ON FEBRUARY 29, 1996, A DETERMINATION WAS MADE WITH RESPECT TO THE CONTINGENT SHARE ALLOCATION BASED UPON AN AVERAGE TRADING PRICE OVER THE FINAL INTERVAL OF $11.49 PER SHARE. THE CONTINGENT SHARES WERE DISTRIBUTED ON MARCH 22, 1996. C. L. WATSON AND THE TRUSTS RECEIVED 202,653 AND 152,876 SHARES, RESPECTIVELY


2 BASED UPON 149,724,145 SHARES OF COMMON STOCK OUTSTANDING AT THE CLOSE OF BUSINESS ON AUGUST 31, 1996, THE EFFECTIVE DATE OF THE CHEVRON COMBINATION.

                                       17

Trusts, as reflected in the chart above. In addition, the Reporting Person will have the sole power to vote and the sole power to dispose of all of the Contingent Shares which the Reporting Person, in his individual capacity, or the Trusts may acquire in the future, as reflected in the table above.

        (c) The Reporting Person, in his individual capacity, and the Trusts acquired all of the shares of Common Stock and the right to receive Contingent Shares (as indicated in the table in paragraph (a) above) and the related footnote on March 14, 1995 as a result of the Combination. For more detail on the Combination and the consideration paid for such shares, see Item 3 above.

        (d) With respect to the shares of Common Stock owned of record in the name of Mr. C.L. Watson, C.L. Watson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. With respect to the shares of Common Stock owned of record by the Trusts (and the C.L. Watson Grantor Retained Annuity Trust), the Reporting Person, in his capacity as Trustee, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities on behalf of the Trusts.

        (e)  Not applicable.

                                       18

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Person, in his individual capacity and, in certain instances, in his capacity as the Trustee, is a party to the Lockup Agreement and the Ancillary Agreements, which are attached as exhibits hereto and which are incorporated herein by reference in their entirety for all purposes. In addition, a description of such agreements, certain provisions of the Issuer's Bylaws and Certificate of Incorporation and certain other agreements and arrangements of the Reporting Person with respect to the Common Stock and other securities of the Issuer set forth in Item 4 are hereby set forth in their entirety in response to this Item 6.

        On May 22, 1996, the Issuer, Chevron and Midstream Combination Corp. entered into the Chevron Combination Agreement, providing for a combination of the Issuer with substantially all of Chevron's midstream assets and certain strategic alliances. (See Item 4 above). Pursuant to the Chevron Combination, the Issuer was merged with and into Midstream Combination Corp., a wholly-owned subsidiary of Chevron, which was renamed "NGC Corporation", as the successor-in-interest to the Issuer. As part of such transaction, Chevron received approximately 25% of the newly issued shares of the common stock of the surviving corporation, NGC Corporation. Accordingly, the Reporting Person's ownership dropped to approximately 4.9% of the Common Stock of NGC Corporation.

        NEW NGC STOCKHOLDERS AGREEMENT. On May 22, 1996, BG Holdings, Inc. ("BGH"), NOVA Gas Services (U.S.) Inc. ("NOVA") and Chevron entered into the New NGC Stockholders Agreement, which became effective August 31, 1996 upon the consummation of the Chevron Combination. The New NGC Stockholders Agreement provides that such stockholders will vote their Common Stock, subject to certain conditions, to elect as the 13 initial directors of NGC (i) three designees of the BG Group (as defined therein), (ii) three designees of the NOVA Group (as defined therein), (iii) three designees of the Chevron Group (as defined therein), (iv) the Chairman and Chief Executive Officers of NGC (presently the Reporting Person), (v) an officer of NGC selected by the Chairman and Chief Executive Officer of NGC and (vi) two independent directors, one of whom may be designated by Hicks, Muse, Tate & Furst Incorporated ("HMTF") pursuant to that certain Stockholders Agreement, dated October 21, 1994 (the "NEW TRIDENT STOCKHOLDERS AGREEMENT"), among NGC (as successor in interest to Trident), HMTF and certain other parties thereto. The New NGC Stockholders Agreement also provides, among other things and subject to various conditions, exceptions, restrictions and limitations, that (i) the BG Group, NOVA Group and Chevron Group will not vote their Common Stock in favor of any amendment to the NGC Certificate of Incorporation or Bylaws, any merger involving NGC or certain other matters, in each case unless each of the BG Group, NOVA Group and Chevron Group vote in favor of such action, (ii) none of the BG Group, NOVA Group and Chevron Group shall dispose of or acquire NGC Common Stock except as permitted by the New NGC Stockholders Agreement and (iii) none of the BG Group, NOVA Group or Chevron Group shall enter into an international joint venture with NGC for a two period

                                       19

commencing on the Closing Date, except as provided in the New NGC Stockholders Agreement. The Reporting Person is not a party to the New NGC Stockholders Agreement.

        Copies of the Chevron Combination Agreement, the Voting Agreement and the Representation Letter are filed as Exhibit 11, 12 and 13, respectively, to this Schedule 13D and are incorporated herein by reference in their entirety for all purposes.

        At the present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving C. L. Watson and the Trusts.

                                       20

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. Combination Agreement and Plan of Merger, dated as of October 21, 1994, among Trident, Clearinghouse, British Gas General Partners Inc., British Gas Limited Partner Inc., British Gas NGC L.P., NOVA NGC Inc., Participating Employee Partners, C. L. Watson, Inc., Stephen W. Bergstrom, Inc., Gilbert Burciaga, Inc., A.R. Cipriani, Jr., Inc. David C. Feldman, Inc., James T. Hackett, Inc., H. Keith Kaelber, Inc., Kenneth E. Randolph, Inc., Donald
               R. Sinclair, Inc., and Jacob S. Ulrich, Inc. (incorporated by reference to Exhibit 2.2 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         2. Exhibit 3.5(A) to the Combination Agreement and Plan of Merger (incorporated by reference to Exhibit 4.20 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         3. Exhibit 3.5(B) to the Combination Agreement and Plan of Merger (incorporated by reference to Exhibit 4.21 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         4. Lock-up Agreement dated as of October 21, 1994, executed by C.L. Watson, Stephen W. Bergstrom, Gilbert Burciaga, A.R. Cipriani, Jr., David C. Feldman, Inc., James T. Hackett, H. Keith Kaelber, Kenneth E. Randolph, Donald R. Sinclair, and Jacob S. Ulrich in favor of Trident NGL Holding, Inc. (incorporated by reference to Exhibit 10.37 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         5. Stockholders Agreement, dated as of October 21, 1994, among Trident NGL Holding, Inc., Hicks, Muse, Tate & Furst Incorporated, BG Holdings, Inc., NOVA Gas Services (U.S.) Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.50 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         6. Stockholders Agreement, dated as of October 21, 1994, among Trident NGL Holding, Inc. and certain of its Stockholders (incorporated by reference to Exhibit 10.49 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         7. Registration Rights Agreement, dated as of October 21, 1994, among Trident NGL Holding, Inc., BG Holdings, Inc., NOVA Gas Services (U.S.) Inc., C.L. Watson, Stephen W. Bergstrom, Gilbert Burciaga, A.R. Cipriani, Jr., David C. Feldman, Inc., James T. Hackett, H. Keith Kaelber, Kenneth E. Randolph, Donald R. Sinclair, and Jacob S. Ulrich (incorporated by reference to

                                       21

               Exhibit 10.51 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         8. Amended and Restated Bylaws of NGC Corporation (incorporated by reference to Exhibit 3.4 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         9. NGC Corporation Employee Equity Option Plan (incorporated by reference to Exhibit 10.47 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

         10.   Agreement of Joint Filing (previously filed).

         11. Combination Agreement and Plan of Merger, dated as of May 22, 1996, among NGC Corporation, Chevron U.S.A. Inc. and Midstream Combination Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated May 22, 1996).

         12. Voting Agreement, dated as of May 22, 1996, between C. L. Watson and Chevron U.S.A. Inc. (incorporated by reference to Exhibit
               10.42 to Midstream Combination Corp.'s Registration Statement on Form S-4 (registration number 333-09419)).

        *13.   Representation Letter dated August 31, 1996.

* Filed herewith.

                                       22

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.




Dated:  September 9, 1996                      By: /s/ C. L. WATSON
                                               Name:   C. L. Watson


                                               CHARLES L. WATSON GRANTOR
                                                  RETAINED ANNUITY TRUST

                                               KIM R. WATSON GRANTOR
                                                  RETAINED ANNUITY TRUST

                                               KERI M. WATSON TRUST

                                               BRIAN J. WATSON TRUST

                                               CARLY R. WATSON TRUST

                                               By: /s/  C. L. WATSON
                                                        C. L. Watson
                                                        Trustee

                                       23

                              CUSIP NO. 629121 10 4

                                INDEX TO EXHIBITS


                                                                                       SEQUENTIALLY
 EXHIBIT                                                                                 NUMBERED
 NUMBER                                                                                    PAGE
1.      Combination Agreement and Plan of Merger, dated as of October 21, 1994, among
        Trident, Clearinghouse, British Gas General Partners Inc., British Gas Limited
        Partner Inc., British Gas NGC L.P., NOVA NGC Inc., Participating Employee
        Partners, C.L. Watson, Inc., Stephen W. Bergstrom, Inc., Gilbert Burciaga, Inc.,
        A.R. Cipriani, Jr., Inc. David C. Feldman, Inc., James T. Hackett, Inc., H. Keith
        Kaelber, Inc., Kenneth E. Randolph, Inc., Donald R. Sinclair, Inc., and Jacob S.
        Ulrich, Inc. (incorporated by reference to Exhibit 2.2 of Trident's Registration
        Statement on Form S-4 (registration number 33-88902)).

2.      Exhibit 3.5(A) to the Combination Agreement and Plan of Merger
        (incorporated by reference to Exhibit 4.20 of Trident's Registration
        Statement on Form S-4 (registration number 33-88902)).

3.      Exhibit 3.5(B) to the Combination Agreement and Plan of Merger
        (incorporated by reference to Exhibit 4.21 of Trident's Registration
        Statement on Form S-4 (registration number 33-88902)).

4.      Lock-up Agreement dated as of October 21, 1994, executed by C.L. Watson, Stephen
        W. Bergstrom, Gilbert Burciaga, A.R. Cipriani, Jr., David C. Feldman, Inc., James
        T. Hackett, H. Keith Kaelber, Kenneth E. Randolph, Donald R. Sinclair, and Jacob
        S. Ulrich in favor of Trident NGL Holding, Inc. (incorporated by reference to
        Exhibit 10.37 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

5.      Stockholders Agreement, dated as of October 21, 1994, among Trident NGL Holding,
        Inc., Hicks, Muse, Tate & Furst Incorporated, BG Holdings, Inc., NOVA Gas
        Services (U.S.) Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.50 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

6.      Stockholders Agreement, dated as of October 21, 1994, among Trident NGL Holding,
        Inc. and certain of its Stockholders (incorporated by reference to Exhibit 10.49 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

                                       24

7.      Registration Rights Agreement, dated as of October 21, 1994, among Trident NGL
        Holding, Inc., BG Holdings, Inc., NOVA Gas Services (U.S.) Inc., C.L. Watson,
        Stephen W. Bergstrom, Gilbert Burciaga, A.R. Cipriani, Jr., David C. Feldman,
        Inc., James T. Hackett, H. Keith Kaelber, Kenneth E. Randolph, Donald R.
        Sinclair, and Jacob S. Ulrich (incorporated by reference to Exhibit 10.51 of
        Trident's Registration Statement on Form S-4 (registration number 33-88902)).

8. Amended and Restated Bylaws of NGC Corporation (incorporated by reference to Exhibit 3.4 of Trident's Registration Statement on Form S-4
        (registration number 33-88902)).

9. NGC Corporation Employee Equity Option Plan (incorporated by reference to Exhibit 10.47 of Trident's Registration Statement on Form S-4
        (registration number 33-88902)).

10.     Agreement of Joint Filing (previously filed).

11.     Combination Agreement and Plan of Merger, dated as of May 22, 1996,among NGC
        Corporation, Chevron U.S.A. Inc. and Midstream Combination Corp.  (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated
        May 22, 1996).

12.     Voting Agreement, dated as of May 22, 1996, between C. L. Watson and Chevron
        U.S.A. Inc. (incorporated by reference to Exhibit 10.42 to Midstream Combination
        Corp.'s Registration Statement on Form S-4 (registration number 333-09419)).

*13.    Representation Letter dated August 31, 1996.

* Filed herewith.

                                       25

                                                                      EXHIBIT 13

                                         August 31, 1996

ADDRESSEES:

Chevron Corporation

Chevron U.S.A. Inc.

Chevron Chemical Company

Chevron Pipe Line Company

Stephen W. Bergstrom

NOVA Gas Services (U.S.) Inc.

BG Holdings, Inc.

Gentlemen:

        I hereby represent that I have no present plan or intention to sell, exchange or otherwise dispose of 3,012,035 shares of the stock or options to acquire stock in Midstream Combination Corp. (or any of its successors) which I receive in connection with the merger of NGC Corporation into Midstream Combination Corp.

        You are entitled to rely on the foregoing representation. I hereby promise to defend you, indemnify you and hold you harmless against any and all Losses suffered, incurred or paid by you arising from any breach of the foregoing representation. "Losses", for this purpose, has the same meaning as in
Section 14.1(c)(A) of the Combination Agreement and Plan of Merger by and among NGC Corporation, Chevron Corporation, and Chevron U.S.A. Inc. and Midstream Combination Corp., dated May 22, 1996 (the "Agreement") except that the exception in Article 14.5 of the Agreement for claims brought under Article 7 of the Agreement shall be disregarded.

                                         Sincerely,

                                         /s/ C.L. WATSON
                                             C.L. Watson